August 29, 2005

Mr. Derek B. Swanson
Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
100 F St. NE
Washington D.C. 20549
202.551.3366

RE: Execute Sports, Inc. Comment Letter dated July 12, 2005, Form SB-2.

Dear Mr. Swanson,

In response to your comments in your letter dated July 12, 2005 regarding "Form SB-2": we have enclosed herein responses complying with your comments and suggestions that are also reflected in our Form SB-2/A accompanying this response letter.

If you have any clarificatory questions, please call 858-518-1387 or fax to 858-279-1799.

Sincerely,

Donald Dallape
Chief Executive Officer
Execute Sports, Inc.
1284 Puerta Del Sol Suite 150
San Clemente, CA 92673


Execute Sports, Inc. Response Letter August 29, 2005

Registration Statement Cover Page
---------------------------------

Re: Comment 1. We have amended the cover page of the registration statement by adding a box that indicates we are relying on Rule 415 to conduct a continuous offering of our securities.

Prospectus Cover Page
---------------------

Re: Comment 2. We have amended references to our intention to "list" our shares for trading on the OTC Bulletin Board to our intention, through sponsored relationship with a market maker, to apply for trading on the OTC Bulletin Board. These amendments have been made throughout the registration statement.

General
-------

Re: Comment 3. Concerning market estimates from the American Motorcyclist Association, we have removed the section referred to in the Comment from the "Our Company" overview in the "Prospectus Summary" Section and have included the foregoing updated disclosures to the "Industry Background - Motocross" Section:

According to the Motorcycle Industry Council's "2004 Motorcycle Statistical Annual," usage of Off-Highway motorcycles have increased to 1,883,000 units as of 2003, representing approximately 21.4% of total,. The report also states that off-highway motorcycle sales represents about 12% or $984 million of total motorcycle sales. As of 2003, 13,924 retail outlets sold motorcycles and related products in the U.S. alone.

In addition, with this letter we have included a copy of the report referenced within the registration statement for your review and records.

Re: Comment 4. Concerning disclosures required by Item 304 of Regulation S-B regarding our change in principal accountant, we have amended our Form SB-2 in the "Prospectus Summary - Recent Developments" section to state the following disclosure:

On January 10, 2005, the Company elected to dismiss its principal accountant, Traci J. Anderson, and to appoint Bedinger & Company as of January 10, 2005 in a resolution passed by our Board. Our former principal accountant's report for fiscal 2003 contained a "Going Concern" opinion on the Company. The decision to change auditors was approved by the Company's Board of Directors on January 10, 2005.

The report of Traci J. Anderson on the Company's financial statements for either of the two most recent completed fiscal years did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principals.

During the Company's subsequent period ending December 31, 2003 (the "Reporting Periods"), with respect to the financial statements, there were no disagreements with Traci J. Anderson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Traci J. Anderson, would have caused it to make reference to the subject matter of the disagreements in connection with its report with respect to the financial statements of the Plan.

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Execute Sports, Inc. Response Letter August 29, 2005

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During the Reporting Periods, there were no "reportable events" as such item is described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the financial statements.

During the Reporting Periods, the Company did not consult with Bedinger & Company with respect to the financial statements regarding (i) the application of accounting principals to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements, (ii) any matter that was either the subject of disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act and the related instructions to Item 304 of Regulation S-K) or a "reportable event" (as such term is described in Item 304(a)(1)(v) of Regulation S-K), or (iii) any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

The Company has furnished a copy of this Report to Traci J. Anderson and requested that Traci J. Anderson furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether the former accountant agrees with the statements made by the Company herein in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. The letter from Traci J. Anderson is attached hereto to this Registration Statement as Exhibit 16.1.

Re: Comment 5. We have amended the "Prospectus Summary" section of the registration statement by eliminating elements that could be deemed "promotional" to the Company and have added further disclosure-related information to the section.

Re: Comment 6. We have eliminated discussion of our business strategy in the "Prospectus Summary" section and have included additional information pertaining to our financial condition.

Concerning statements as to our belief or anticipation that we will require additional financing even after this offering, we have stated in the Risk Factors under "We may need additional financing to support business growth, and this capital might not be available on acceptable terms, or at all, which could adversely affect our financial condition" that (a) our resources are limited and
(b) that our future needs is highly uncertain. While we expect that our initial funding, even if we receive the maximum anticipated proceeds, will be sufficient in the near term to allow us to produce and distribute our existing lines of products, there are a number of factors that we cannot control that could require us to seek additional financing to support further demand for those products in the market both through existing distribution channels and potentially through new ones, and to finance the development, production and distribution of new products, as well as the development of new distribution channels and new markets.

In the MD&A, "The Company's Liquidity Plan" section we added language to further describe our plan for obtaining the funds necessary to develop and sell our products:

While we believe that proceeds from the current offering, if the maximum subscription to this offering is achieved, will provide the Company with sufficient funds to develop and commercialize its existing products into existing distribution channels, we may need to raise additional capital if demand for our products requires stronger production and inventory commitments. In addition, if we decide to increase product lines our existing cash flow might be insufficient and we may likely need to seek additional capital to do so. In the event that we do need to seek additional capital, we will attempt to raise additional funds through equity financing. However, if equity financing is not available, we may have have to incur debt through debt financing.


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Execute Sports, Inc. Response Letter August 29, 2005

In the event that the maximum subscription to this offering is not achieved, we will likely need to attempt to raise capital in an additional offering right away.

Re: Comment 7. Our summary has been amended to discuss specifically what the "power sports" market is and that the Company's success is strongly dependent upon consumer interest and participation in this market.

In addition we added the following paragraph to the Summary:

"Our graphics kits for motocross were commercialized in 2002 under a "private label" program, and in 2003, we began selling motocross graphics and accessories under the "Execute Sports" brand. Our wetsuits, vests and ancillary products were commercialized in 2003 under the "Execute Sports" brand. Our Nascar-licensed graphics kits were commercialized in May, 2005 and are still in development stages."

Re: Comment 8. We have removed the "Strategy" section that includes "pricing elasticity" and "footprint" from the Summary. In the "Business" section of the registration statement, we have removed "pricing elasticity" from the "Growth Strategy" section and have used the language: "discount in its wholesale pricing" instead. In the "Growth Strategy" section, we have replaced the term "footprint" with "market share".

Re: Comment 9. We have replaced any and all references to the July 2004 private placement to September, 2004.

Re: Comment 10. We have inserted a table in our Business Strategy section on page 29 to illustrate the athletes and teams, and their respective sports that we have entered into sponsorship arrangements with:

Current Execute Sports Sponsorships

Athlete/Team                                Sport
------------                                -----

Sean O'Brien                                Wakeboarding
Perry Richmond                              Wakeboarding
Cobe Mikacich                               Wakeboarding
Nick Weinacker                              Wakeboarding
Keith Lyman                                 Wakeboarding
Steve Lamson                                Motocross
Team ECC                                    Motocross
Team MDK                                    Motocross

Execute Sports is also sponsor of the Pro Wakeboard Tour .

Re: Comment 11. In the "Strategy" section which has been removed from the Summary Section, but remains in the "Business" section, we have clarified our reference to "acquisition/roll-up" strategy" by amending the paragraph to read follows:

Identify Synergistic Businesses and Implement Acquisition Strategy. The Company believes that the Powersports markets, and in particular, the action sports segments, are extremely fragmented and that the industry is consolidating. This is demonstrable by recent acquisition strategies implemented by market leaders such as K2, Inc. (NYSE:KTO) and Quicksilver (NYSE:ZQK) over the past few years. Execute Sports has identified and is in discussions with several businesses that its management believes are extremely synergistic to its own, and intends to initiate an acquisition strategy, which entails the purchase of a number of these businesses after its has successfully established itself as a publicly traded company. The Company intends to use its stock as a primary source of capital in this acquisition strategy, and there is no guarantee that it will be effectively able to succeed. In addition, the Company will likely have to raise additional capital through equity and/or debt financing to support its acquisition strategy in the future. If successful, the Company believes that this strategy can contribute to substantially growing the Company's revenues and market share.

Execute Sports, Inc. Response Letter August 29, 2005

Re: Comment 12. Our disclosure in the Summary of Offering Section refers to the 3,340,000 shares of our common stock being offered (or registered) in the Form SB-2 in connection with professional services (we have actually issued 3,810,000 in connection with professional services but are registering only 3,340,000 of these shares), our Company currently consists of less than 10 full-time employees so we outsource services on a regular basis. We have engaged several of the firms listed below to assist us in strategic business development initiatives and have chosen to use our Company's common stock as currency in retaining their commitments for services. As of the initial date of the Form SB-2 filing we have not issued the stock. From July 22, 2005 through August 8, 2005 the stock was issued. Below is further detail relating to the issuance of stock for professional services:

      a) As stated in Exhibit 10.1 on May, 1, 2005 we engaged Sundar Communications, an investor relations firm to provide us with investor relations related services, including, but not limited to the development of investor materials and consulting (other services listed in Section 2 "Engagement". The fees that we have agreed to pay Sundar are stock in lieu of cash, for the value of $175,000.00, or 700,000 shares of our Company's common stock which are being registered in the Form SB-2/A. The stock was issued on July 22, 2005. The term of the agreement is from the date of May 1, 2005 through September 30, 2006. We did not expense the issuance of shares for the statement of operations ended March 31, 2005 or for any prior period because the contracts were not entered into until subsequent to March 31, thus no expense was incurred.

            For the quarter ended June 30, 2005, the Company expensed $20,309 related to this contract.

      b) As stated in Exhibit 10.2, on April 2, 2005 we engaged Crail Capital SA as a consultant to assist us in capitalization structuring, and financing strategies. The fees that we have agreed to pay Crail are stock in lieu of cash, for the value of $175,000 or 700,000 shares of our Company's common stock which are being registered in the Form SB-2/A. The stock was issued to Crail on July 22, 2005. The term of the agreement is from the date of April 2, 2005, through December 31, 2006. I We did not expense the issuance of shares for the statement of operations ended March 31, 2005 or for any prior period because the contracts were not entered into until subsequent to March 31, thus no expense was incurred.


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Execute Sports, Inc. Response Letter August 29, 2005

            For the quarter ended June 30, 2005, the Company expensed $24,412 related to this contract.

      c) As stated in Exhibit 10.3, on August 18, we engaged Comprehensive Communications LLC to provide business development and administrative consulting services to the Company. In addition to cash fees that have been paid to Comprehensive for services rendered, we have agreed to pay Comprehensive Communications 400,000 shares of the Company's common stock. This stock is not being registered in the Form SB-2/A. The stock was valued at $100,000 or $.25 per share based on the value of stock being offered pursuant to our private placement.

            We are amending our financial statements to reflect the expense related to this stock issuance. For the year ending December 31, 2004, we have added an additional $18,493 of stock based compensation for professional services in expense as a result of increase in common stock payable of $100,000 with $81,507 remaining in prepaid expense. For the three months ended March 31, 2005, we have added an additional $12,329 of stock based compensation for professional services in expense as a result of increase in common stock payable with a decrease in prepaid expenses of $12,329.

            For the quarter ended June 30, 2005, the Company expensed $12,466 related to this contract.

      d) As stated in Exhibit 10.4, on May 30, 2005, we engaged Valley Financial Holding Corp to provide us with business development services. The fees that we have agreed to pay Valley Financial are stock in lieu of cash, for the value of $187,500 or 750,000 shares of our Company's common stock which is being registered in the Form SB-2/A. The stock was issued to Valley Financial on July 22, 2005. The term of the agreement is from the date of May 30, 2005, through May 30, 2006. We did not expense the issuance of shares for the statement of operations ended March 31, 2005 or for any prior period because the contracts were not entered into until subsequent to March 31, thus no expense was incurred.

            For the quarter ended June 30, 2005, the Company expensed $15,925 related to this contract.

      e) Please note that Exhibit 10.5 contains a typo in the first paragraph of the Agreement. "Valley Financial" should read "Blue Water Capital Group". We have amended it in the Form SB-2/A. Pursuant to exhibit 10.5, on June 10, 2005, we engaged Blue Water Capital Group, Ltd. to provide us with professional services as stated in the "Recitals" section. The fees that we have agreed to pay Blue Water to provide us with professional services are stock in lieu of cash, for the value of $187,500, or 750,000 share of our Company's common stock which is being registered in the Form SB-2. The stock was issued to Blue Water on July 22, 2005. The term of the agreement is from the date of June 10, 2005 and to continue on an ongoing basis. The agreement can be terminated with 30 days notice. We did not expense the issuance of shares for the statement of operations ended March 31, 2005 or for any prior period because the contracts were not entered into until subsequent to March 31, thus no expense was incurred.


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Execute Sports, Inc. Response Letter August 29, 2005

            For the quarter ended June 30, 2005, the Company expensed the full value, or $187,500 related to this contract.

      f) As stated in Exhibit 10.6, on March 1, 2005 we engaged EGA LLC, a market research firm to provide us with market data and business intelligence on an ongoing basis for a period of two years from March 1, 2005. The fees that we have agreed to pay EGA LLC to provide us with professional services are stock in lieu of cash, for the value of $62,500, or 250,000 shares of our Company's common stock which is being registered in the Form SB-2/A. The stock was issued to EGA LLC on July 22, 2005. We are amending our financial statements to reflect the expense related to this stock issuance. Please see amended financial statements enclosed herein. For the three months ended March 31, 2005, we have added an additional $2,568 of stock based compensation for professional services in expense as a result of increase in common stock payable of $62,500 with an increase in prepaid expenses of $59,932.

            For the quarter ended June 30, 2005, the Company expensed $7,791 related to this contract.

      g) As stated in Exhibit 10.7, on January 2, 2005 we engaged Michael L. Corrigan to provide us with legal services. In addition to cash fees, we have agreed to pay Mr. Corrigan 100,000 shares of our Company's common stock valued at the price of the stock issued in our private placement financing, or $.25 per share. We are registering 30,000 shares of the 100,000 shares in the Form SB-2/A. The stock was issued to Mr. Corrigan on July 22, 2005. We are amending our financial statements to reflect the expense related to this stock issuance. Please see amended financial statements enclosed herein. For the three months ended March 31, 2005, we have added an additional $25,000 of stock based compensation for professional services in expense as a result of increase in common stock payable of $25,000.

      h) We have included as Exhibit 10.19, our professional services agreement with Faber West Construction, wherein we have agreed to issue 120,000 shares of our Company's common stock to Faber West Construction for consulting services provided related to design and construction for trade show booths and related services. The stock was issued to Faber West Construction on July 22, 2005. The shares were issued with a value of $30,000, or $.25 per share. These shares are being registered in our Form SB-2/A. We did not expense the issuance of shares for the statement of operations ended March 31, 2005 or for any prior period because the contracts were not entered into until subsequent to March 31, 2005 thus no expense was incurred.


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Execute Sports, Inc. Response Letter August 29, 2005

            For the quarter ended June 30, 2005, the Company expensed the full value, or $30,000, related to this contract.

      i) We have included as Exhibit 10.20, our Professional Services agreement with Chris Marin wherein we have agreed to issue Mr. Martin 40,000 shares of our Company's common stock for services provided as an advisor to the Company's board. The stock was issued to Mr. Martin on July 22, 2005. The shares were issued with a value of $10,000. These shares are being registered in our Form SB-2/A. We did not expense the issuance of shares for the statement of operations ended March 31, 2005 or for any prior period because the contracts were not entered into until subsequent to March 31, thus no expense was incurred.

            For the quarter ended June 30, 2005, the Company expensed the full value, or $10,000, related to this contract.

In restating the financial statements to reflect the our response to items C, F and G in this response to Comment 12, we noted that common stock for and APIC had balances on December 31, 2004 and March 31, 2005 that reflected the actual issuance of shares. However, the Company had not issued any shares until July 22, 2005. Therefore, we re-classed common stock and APIC to common stock payable/subscribed. We will also re-class those purchased on July 22, 2005, the date of issuance.

Re: Comment 13. We have revised the entire risk factors section to set off each risk factor heading with bold and underlined type.

In addition, we have added the following risk factor:

As of the date of this registration statement, we have made loans in the form of promissory notes to a strategic partner amounting to $199,478, which represents approximately 14% of our total assets. The promissory notes bear an annual interest rate of 2% and come to maturity beginning on April 7, 2005 through July 1, 2005. If these loans are not repayed by maturity date, our business will be adversely affected.

We have established a strategic relationship with WDHQ, Inc. and 449, Inc. (the "Debt Holders"), which are both owned and operated by the same individual, Don Swedo, who is an unrelated party to our business. The Debt Holders own and operate five retail franchises of EagleRider Corporation (the "Parent Company") located in Miami, St. Louis, Phoenix, Palm Springs and San Diego. In conjunction with, but not as a condition of, our loan to the Debt Holders, we have secured an exclusive license and wholesale distribution agreement with the Parent Company that we believe will substantially expand our addressable customer base for our products as well as increase our sales by fulfilling purchase orders on a wholesale distribution basis. However, if the Debt Holders fail to repay the principal and interest on the note in a timely fashion, our cash flow from existing operations could be negatively impacted. In turn, this would negatively impact our financial performance and results, as well as our ability to respond efficiently to purchase orders from other distributors.


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Execute Sports, Inc. Response Letter August 29, 2005

Re: Comment 14. We have added additional explanation in our risk factors about the possible impact of various risk factors on our operating results, business, liquidity, cash flow, financial condition and share price.

Re: Comment 15. We have created to separately captioned risk factors discussing our reliance on (1) four major customers and (2) three major manufacturers of our inventory:

We Rely Heavily on Four Major Customers for Revenue

Historically, four primary customers have accounted for more than 90% of our business. The three primary customers of our water sports products are Bass Pro Shops , GI Joes and Galyans - Dicks Sporting Goods. These three customers account for more than 80% of our water sports revenue. If any of these customers decides to exit the water sports market, or to select one of our competitor's products over our own, our business would be materially adversely impacted. Other larger , better capitalized competitors could offer these customers preferable price points or other incentives that we might not be able to compete with. The primary customer of our motorcycle graphics business is Global Motor Sports Group, which accounts for about 50% of our graphics business. If Global Motor Sports Group selects one of our competitors graphics products and terminates our relationship we would be materially adversely affected. There are larger, better capitalized competitors that could provide Global Motor Sports Groups with lower pricing and additional incentives that we might not be able to effectively compete against. If we were to lose any one of these customers our business and financial condition would likely be negatively impacted. In turn our financial results would decline and our share price would also likely decline.

We Rely on Three Major Manufacturers of our Products

Sheico, Winning Industries and Hydro Dynamics manufacture 100% of our products, and 65%, 15% and 5% respectively. All manufacturing is based in mainland China. If these facilities were inaccessible to us for political reasons or in the event of a natural disaster, our business would be materially adversely affected. We might not be able to transition our manufacturing business to another manufacturer in a timely manner and the costs of changing facilities as well as the costs of manufacturing elsewhere could be prohibitively high. In addition, each of these manufacturers are "contract" manufacturers and consequently are not solely obligated to service our account. In which case, other larger customers might demand more of these manufacturers resources which in turn, could cause delays in their ability to provide us with timely delivery of product. If , for any of the reasons stated above, we are not able to timely respond to purchase orders through our existing contract manufacturing partners, we would likely see a negative impact in our business and operations. In turn, this would have a material adverse impact on our financial results and our share price would likely decline.

Re: Comment 16. We have deleted reference to any underwriters determining the initial public offering price and have stated that

The initial public offering price will be determined our market maker that will sponsor our application for trading status on the OTCBB and us and may bear no relationship to the price at which our common stock will trade upon completion of this offering.

Re: Comment 17. The reference to "new co-location facilities" is a typographical error. We have deleted reference to "new co-location facilities".


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Execute Sports, Inc. Response Letter August 29, 2005

Re: Comment 18. We have amended the prospectus to reflect a minimum of 2,000,000 shares to be offered and a maximum of 3,571,428 shares to be offered. We have thereby adjusted the "Use of Proceeds" table to reflect this:

Our offering is being made on a $750,000 minimum and a $1,250,000 maximum self-underwritten basis. The table below sets forth the use of proceeds if the minimum, 75% and 100% of the offering is sold.

                       At the Maximum                            At the Minimum
                        Offering                   At 75%           Offering
                       ---------------------------------------------------------

Marketing and Sales    $   375,000                  256,250          166,000
Inventory                  150,000                  150,000          150,000
Working Capital            300,000                  150,000          100,000
Operating Expenses         100,000                  100,000          100,000
Debt Reduction             175,000                  131,250           84,000
                       ---------------------------------------------------------
Net Proceeds             1,100,000                  787,500          600,000

In addition, we have revised our Capitalization and Dilution sections to reflect the sale of varying amounts of the total amount being offered (Maximum, at 75% and Minimum).

Re: Comment 19. We have deleted the "for the foreseeable future" phrase in the statement pertaining to the Company's belief that the net proceeds from this offering will be sufficient to satisfy the Company's cash requirements "for the foreseeable future" and have replaced that with "through December, 2005."

Re: Comment 20. We have deleted the statement: "Shares may also be distributed in exchange for non-cash consideration or provided to persons in consideration of services provided to the Company" from the plan of distribution section and do not intend to distribute any shares for non-cash consideration of the New Distribution shares as stated in the Plan of Distribution.

Re: Comment 21. We have revised the first paragraph in the Capitalization section to reflect that the information in the table is as of June 30, 2005, which is the most current reporting period reflected by the financial statements included in this registration statement. .

Re: Comment 22. Since we have amended our offering to a minimum, maximum offering, we have adjusted the pro forma disclosure to reflect the capitalization in a minimum subscribed, 75% subscribed and maximum subscribed offering.

Re: Comment 23. We have revised the disclosures in the fourth paragraph of the Dilution section to reconcile with the amounts detailed in the table.

Re: Comment 24. We have revised the disclosures concerning the Company on a historic basis to correctly indicate that it has a net tangible deficit, not book value.


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Execute Sports, Inc. Response Letter August 29, 2005

Re: Comment 25. We have reconciled our conflicting disclosure in the Plan of Distribution with the Disclosure in the Summary by revising our summary of the offering period to state:

This offering shall commence upon effectiveness of this registration statement and will expire whenever all of the shares have been sold or 12 months after the date of effectiveness, whichever comes first.

Re: Comment 26. If we engage an underwriter to conduct the distribution we will file a post-effective amendment to reflect the change in plan of distribution.

Re: Comment 27. We have added the following disclosures to the Overview section of the MD&A:

In the review of our financial statements, our auditors, Bedinger & Company, have questioned our ability to continue as a going concern (see page F-1 of this Registration Statement). This is based on our Company's history of reported losses. Our plans to address this issue and to minimize the threat of liquidation or reorganization are dependent on our ability to obtain additional funding from new investors to support the Company's working capital deficiencies, to implement sales strategies that will generate higher levels of sales in proportion to our fixed expenses and cost of goods.

We believe that our public offering will support our strategy to establish sustainable business operations through the addition of working capital in the following ways:

      o Additional working capital will provide us with the capital needed to internally finance our inventory and purchase orders thereby reducing our dependence on factoring to finance purchase orders. This will enable us to eliminate interest payments to our factoring partner, thereby increasing our gross profits.

      o In addition, additional working capital will enable us to build inventory at in a more cost-effective manner. For instance, we can order inventory from our contract manufacturers in their off-season, thereby securing more favorable manufacturing prices as incentives to book orders when they need to achieve higher utilization rates.

      o Additional working capital will enable us to increase the level of inventory that we are able to distribute through our channels, and

      o Additional working capital will enable us to further build brand awareness of our products through the implementation of strategic marketing strategies such as increased sponsorship of high-profile athletes and high-profile events. As a retailer of the "Execute Sports" brand it is important to increase the visibility of our brand amongst our target consumer market in order to develop a demand for the brand amongst these consumers. We believe that the association of our brand with high-profile athletes and high-profile events will increase the visibility of our brand to our target consumer. Our objective is that a higher level of brand visibility and association with these high-profile athletes and related events will increase the demand for our product in the market.

The maximum net proceeds from this offering are $1,100,000. We believe that if we achieve the maximum offering, these proceeds will provide us with the necessary working capital to address each of the strategies listed above to contribute to sustainable business operations through the end of the year. However in the event that our branding and marketing efforts are successful enough to require additional investment and allocation of the Company's resources, , we will need to raise additional capital in response to increased purchase orders from our customers and to sustain a greater level of inventory. In the event that our branding and marketing efforts are not successful, we may need to raise additional capital to avoid the threat of liquidation or reorganization.


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Execute Sports, Inc. Response Letter August 29, 2005

If are unable to achieve the maximum offering, and raise substantially less, or half as much as the targeted maximum net proceeds of this offering, our available working capital might not be sufficient to sustain our operations through the end of the year. This would negatively impact our ability to continue as a going concern. In an event that we do raise substantially less than the targeted maximum net proceeds of this offering, we will have to consider offering shares of our stock at lower prices or entering into a financing on less favorable terms to the Company and its current shareholders than the current offering.

In addition, we believe that the power sports market is fragmented and that there are numerous opportunities to grow our business through the acquisition process. We intend that our public offering will better position our Company to facilitate this process by leveraging our shares as currency in future transactions. We also anticipate that we will need to seek further capital if we are to pursue this acquisition strategy.

We have also noted in our first risk factor that our independent auditors have questioned our ability to continue as a going concern.

Re: Comment 28. Paragraph 2 of the Summary of FASB 131 states, "Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments."

Historically, Execute Sports has accounted for all operations as one business unit and does not evaluate each product line separately, but in whole. In addition, our use of the word `segment' was incorrect. We have changed the word segment to `market'.

Re: Comment 29. Because we have restated our financials for both the year ended December 31, 2004 and for the quarter ended March 31, 2005, our remarks concerning a net income in the first quarter have been materially changed and we are now reporting a net loss for the quarter ended March 31, 2005 of $4,382, rather than the previously stated net income of $65,365. The difference of ($69,747) is due to $39,897 which was expensed for stock issued for services and $29,850 is due to additional interest expense that was accrued but not recorded.

However, these are non-cash related expenses affecting net income. In terms of additional factors influencing the Company's financial performance, we have historically experienced a cyclical component of our business that results in a relatively higher level of purchase orders in certain parts of the year. To that end, we have included the following disclosure separately in the risk factors:

Execute Sports, Inc. Response Letter August 29, 2005

Our business is subject to "seasonal" or "cyclical" factors.

There is a cyclical component of our waters sports business wherein we receive a relatively larger portion of revenue because our water sports customers submit the majority of their purchase orders for product in the months of September through November for the coming sales year and are shipped in January through May. The majority of our water sports business is driven by the wakeboarding/waterski industy, which historically is the most active in the spring and summer months. We anticipate this cyclical aspect of our water sports business to continue for the foreseeable future but can make no assurances that will be the case.

Re: Comment 30. Our business is not directly tied to any specific geographic region. Rather, it is driven in large part by the customer base of our distributors. The sports of wakeboarding, water skiing and motocross are ubiquitous and participation in any one or all of these sports is not specific to a geographical region. Rather, in the case of watersports, any geographical location with a lake, rive or ocean will be an addressable geographical market for our products, and with respect to motocross, any geographical location with a trail, open area, street or arena is an addressable geographic market for our products.

Re: Comment 31. We have made the following disclosure in the Overview section of the MD&A section:

As stated above in the "Risk Factors" section and also noted on F-10 of our financial notes, historically, four primary customers have accounted for more than 90% of our business. The three primary customers of our water sports products are Bass Pro Shops , GI Joes and Galyans - Dicks Sporting Goods. These three customers account for more than 80% of our water sports revenue. If any of these customers decides to exit the water sports market, or to select one of our competitor's products over our own, our business would be materially adversely impacted through a substantial decline in revenue and we might be able to compensate for this decline in revenue through other customers.

Our fourth primary customer and the primary customer of our motorcycle graphics business is Global Motor Sports Group, which accounts for about 50% of our graphics business. If Global Motor Sports Group selects one of our competitors graphics products and terminates our relationship we would be materially adversely affected. There are larger, better capitalized competitors that could provide Global Motor Sports Groups with lower pricing and additional incentives that we might not be able to effectively compete against. In the case that we lost Global Motor Sports Group as a customer, we would like see a substantial decline in revenue and we might not be able to compensate for that decline in revenue right away, if at all, through other customers.

We believe that our relationships with our four primary customers remains strong. However, we do not have any contractual agreements with any of these customers that obligates them to purchase a specified amount of products from us each year, or any products at all. Our sales to these customers is largely dependent upon demand in their businesses for products that we produce and also our ability to convince these customers, and any of our other customers, that our products are superior from both a quality and a cost perspective. Our relationships with each of these customers has been in place for the past two fiscal years and we expect that they will remain in place for the foreseeable future.

We have also added the disclosure above to the Description of Business Section.

Execute Sports, Inc. Response Letter August 29, 2005

Re: Comment 32. We have added a discussion of our Company's use of factoring in its operations to the Company Overview section of the MD&A:

In order to facilitate our purchase order and accounts receivables process, we have developed a relationship with a factoring bank. We sell our products to customers open account, thereby creating an account receivable. We then sell certain accounts receivable to our factoring bank (a percentage of the face value of our invoices to our customers), which provides us with a percentage of these accounts receivable so that we can use it for operating capital until the accounts receivable are paid by the customer. Customers typically pay accounts receivable within 60 days or so of their receipt of their invoice from our Company. When the customer pays the invoice, our factoring bank retains a fee and we receive the remaining balance. In addition to providing our Company with operating capital against accounts its accounts receivable, our factoring bank acts as our accounts receivable department by tracking our receivables, providing aging reports, issuing late notices and making collection calls. Our factor also acts as our credit department by providing credit information on and evaluations of potential customers, thereby reducing our credit risk.

Re: Comment 33. We have added disclosure in the MD&A section about how we intend to complement and diversify our product offerings, and also how we intend to improve our operating efficiencies:

Execute Sports intends to continue to leverage its existing operations and to complement and diversify its product offerings within the sporting goods and recreational products industries. As our cashflow and capital resources permit, we intend to expand our product lines in both water sports and in motor sports, and also to continue to respond to what we believe our customers want through the introduction of and diversification into new product lines. Our customer relationships are important to providing us with feedback in terms of how their end customer are responding to our products and also as to where they see demand increasing and decreasing in our markets. We intend to continue to leverage our customer's feedback to better position our product development strategies going forward.

In addition, through our sponsorship of leading athletes and high-profile events, and our participation in the target markets, we intend to identify and understand what the market trends are and we will also use that understanding to influence our product development strategies.

We intend to implement our internal growth strategy by continuing to improve operating efficiencies. For example, we will seek out distribution relationships that enable us to sell both water sports and motor sports products into their channels, as opposed to one or the other. We will also work to establish "private label" wholesale distribution relationships with customers whose products are complimentary to our own that will, in turn, allow us to sell our branded products into their channels. As noted above, we intend to extend our product offerings through new product launches and maximizing our distribution channels. In addition, we will seek strategic acquisitions of other Power Sports and Action Sports companies with well-established brands and with complementary distribution channels.

Re: Comment 34. We have rewritten the "Summary of Significant Accounting Principles" section as follows:

Critical Accounting Policies

The Company's discussion and analysis of its results of operations, financial condition and liquidity are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions. On an on-going basis, the Company reviews its estimates to ensure that the estimates appropriately reflect changes in its business.

Execute Sports, Inc. Response Letter August 29, 2005

Inventories

Inventories are valued at the lower of cost or market and primarily consist of wetsuits, sticker kits and related accessories. Cost is determined using the average cost method. The inventory balance reflects management's estimate of net realizable value. Management performs periodic assessments based on our understanding of market conditions and forecasts of future product demand to determine the existence of obsolete, slow moving and non-salable inventories, and records the necessary adjustment at the time of assessment directly to the statement of operations to reduce such inventories to their net realizable value. If the actual amount of obsolete inventory significantly exceeds the inventory balance, the Company's costs of goods sold and gross profit and resulting net income or loss would be significantly adversely affected.

Revenue recognition

The Company recognizes revenue when the product is shipped. At that time, the title and risk of loss transfer to the customer, and collectability is reasonably assured. Collectability is evaluated on an individual customer basis taking into consideration historical payment trends, current financial position, results of independent credit evaluations and payment terms. Additionally, an estimate of product returns are recorded when revenue is recognized. Estimates are based on historical trends taking into consideration current market conditions, customer demands and product sell through. If actual sales returns significantly exceed the recorded estimated expense, the Company's sales would be adversely affected.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. An estimate of uncollectable amounts is made by management based upon historical bad debts, current customer receivable balances and aging, the customer's financial condition and current economic conditions. If a significant number of customers with significant receivable balances in excess of the allowance fail to make required payments, the Company's operating results would be significantly adversely affected. Based on management's assessment, the Company provides for estimated uncollectable amounts through a charge to earnings and a credit to the valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company generally does not require collateral.

Product Warranty

The Company's Motocross Graphic and Seatcover replacement kits are sold under warranty against defects in material and workmanship for a period of thirty days with the exception of Watersports products which carry a ninety day warranty. Warranty costs are charged against sales in the period products are sold as a reduction in the selling price. Historically, warranty costs have been less than 1% of sales. In estimating its warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies, the historical frequency of claims, and the cost to replace or repair the product. If the actual amount of warranty claims significantly exceeds the estimated expense, the Company's costs of goods sold and gross profit and resulting net income or loss would be significantly adversely affected.

Income taxes

On November 1, 2004, the Company legally amended its Articles of Incorporation to make the transition from an S-Corporation to a C-Corporation. Prior to that the S Corporation was not a tax paying entity for federal or state income tax purposes and thus no provision for income taxes was recognized. The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the historical operating results of the Company, management is unable to conclude on a more likely than not basis that all deferred income tax assets generated from net operating losses and other deferred tax assets through December 31, 2004 will be realized. Accordingly, the Company has recognized a valuation allowance equal to the entire deferred income tax asset.

Execute Sports, Inc. Response Letter August 29, 2005

Re: Comment 35. Please see the changes in the sixth paragraph under the Results of Operations for the Years Ended December 31, 2004 and December 31, 2003

Current liabilities increased $251 thousand to $1,138 thousand as of December 31, 2004 compared to $887 thousand as of December 31, 2003 resulting in a decrease of our current ratio from 0.48 to 0.27. The increase was due to an increase of $74 thousand in trade payables, $74 thousand of accrued interest expense on notes payable, $9 thousand in payroll taxes payable, an increase in notes payable of $29 thousand and an increase of $65 thousand due to our factor. Management expects to convert the $74 thousand of accrued interest into common stock during the quarter ended March 31, 2005. The Company intends to use a portion of the funds from our initial stock offering to pay down trade payables and a portion of outstanding notes payable which, we expect, will bring our current liabilities down to approximately 2003 levels or less.

During the three and six months ended June 30, 2005, the Company achieved revenues of $580,498 and $1,258,893, respectively compared with revenue of $490,906 and $1,117,517 for the same periods in 2004. The increase in revenue was the result adding distribution for our motorcycle products in Sweden and Australia and we added distribution for our water sports products in Japan.

For the three and six months ended June 30, 2005, SG&A expenses increased to $2,629,656 and $2,841,970, respectively from $118,231 and $272,793 in the same period last year. The three and six month year-over-year increase of $2,511,425 and $2,569,177, respectively in SG&A expenses was the result of an increase in stock based compensation for professional services, founders and key employees. ..In addition, SG&A increased to support increasing demand for the Company's products as well as entrance into new product lines.

For the three and six months ended June 30, 2005, the Company's net loss increased to $2,514,601 and $2,518,983, respectively, from a net loss of $11,741 and net income of $48,550 in the same periods last year. The three and six month year-over-year increase of $2,502,860 and $2,567,533 respectively was due primarily to increases in SG&A expenses described above with a slight offset from increased sales.

Financial Condition

From inception to June 30, 2005, we incurred an accumulated deficit of $ (3,498,492), and we expect to incur additional losses for the foreseeable future. This loss has been incurred through a combination of selling and operating expenses related to expensing of stock, as well as in support of our plans to expand sales and distribution channels, as well as to develop new products.

We have financed our operations since inception primarily through a combination of debt and equity financing. During the three and six months ended June 30, 2005 we had a net increase of cash of $22,667 and $46,906, respectively. Total cash resources as of June 30, 2005 were $52,060, compared with $32,405 at June 30, 2004.

Our available working capital and capital requirements will depend on numerous factors, including progress in our distribution and sales of our products, the timing and cost of expanding into new markets, the cost of developing new products, changes in our existing collaborative and licensing relationships, the resources that we devote to developing new products and commercializing capabilities, the status of our competitors, our ability to establish collaborative arrangements with other organizations, our ability to attract and retain key employees, our management of inventory and our need to purchase additional capital equipment.

----------
(1) Please note that we have included in Amendment No. 1 of the Registration Statement, the financial statements for the Six Months Ended June 30, 2005 as opposed to the Three Months Ended March 31, 2005.

Execute Sports, Inc. Response Letter August 29, 2005

Results of Operations for the Years Ended December 31, 2004 and December 31,
2003

During the year ended December 31, 2004, the Company achieved revenues of $1,384,188 compared with revenue of $726,048 for the year ended December 31, 2003. The increase in sales was the result of increased distribution, with more stores ordering more of our products. In particular we had increased sales from Bass Pro Shops, we added Furindo (a large watersports distributor in Japan) , we added stores to our independent representative sales network and experienced general increased market demand for the Company's products.

For the year ended December 31, 2004 SG&A expenses were $630,216 compared with SG&A expenses of $295,991 for the year ended December 31, 2003. The $334,225 increase in SG&A expenses was the result of a general increase in administrative and selling expenses to support the Company's growth initiatives. In particular, we had an approximate increase of: $47 thousand in interest expense related to notes payable, $76 thousand in fees related to the financing of production and accounts receivable with Benefactor Funding Corp., $45 thousand in professional services, $60 thousand in marketing and advertising and $37 thousand in commissions and employee benefits.

Net loss for the year ended December 31, 2004 was $540,490 as compared with a net loss of $288,854 for the year ended December 31, 2003. The $251,636 increase in net loss was due to the $334 thousand increase in SG&A expense and $47 thousand increase in loan related interest expense offset by a $129 thousand increase in gross profit.

Inventory decreased $187 thousand to $112 thousand as of December 31, 2004 compared to $299 thousand as of December 31, 2003. The decrease was primarily the result of a physical inventory and periodic assessment that resulted in a $106 thousand write-down of inventory to the lower of cost or market with the remaining $81 thousand decrease due to improved inventory management and purchasing of product against specific purchase orders rather than for stock.

Prepaid expenses increased $81 thousand to $81 thousand as of December 31, 2004 compared to $0 as of December 31, 2003. The increase was due to the Company entering into a professional services contract on August 18, 2004 for value of $100,000 payable in 400,000 shares of common stock with $18,493 of related expense recognized in 2004. This contract is part of this registration statement and contained as Exhibit 10.3. The Company intends to leverage its common stock in the future as payment for other professional services which will result in increases to prepaid expense.

Current liabilities increased $187 thousand to $1,073 thousand as of December 31, 2004 compared to $887 thousand as of December 31, 2003 resulting in a decrease of our current ratio from 0.48 to 0.225. The increase was due to an increase of $74 thousand in trade payables, $74 thousand of accrued interest expense on notes payable, $9 thousand in payroll taxes payable and an increase in notes payable of $29 thousand. Management expects to convert the $74 thousand of accrued interest into common stock during the quarter ended March 31, 2005. The Company intends to use a portion of the funds from our initial stock offering to pay down trade payables and a portion of outstanding notes payable which, we expect, will bring our current liabilities down to approximately 2003 levels or less.

Common stock payable/subscribed increased to $169,500 as of December 31, 2004 compared to $0 as of December 31, 2003 due to the receipt of $69,500 in cash for the purchase of 278,000 shares of common stock and $100,000 in professional services in exchange for 400,000 shares of common stock. The related shares were issued on July 22, 2005.

Execute Sports, Inc. Response Letter August 29, 2005

Please also note that our net loss for the year ended 2004 has been adjusted higher to $540,490 from $521,997 due to a correction in the expensing of $18,493 for the period to Comprehensive Communications for professional services (see Note L in the Financial Statements for the Year Ended December 31, 2004).

Re: Comment 36. The "key account" referred to in the Results of Operations for the Three Months Ended March 31, 2005 is Bass Pro. However, since we have submitted the most current financial statements for the six months ended June 30, 2005, the reference to "key account" has been omitted in the discussion concerning the Results of Operations for the Six Months Ended June 30, 2005.

Re: Comment 37. We have restated our financials for the year ended December 31, 2004 and for the quarter ended March 31, 2005, which have resulted in a net loss of $4,382 rather than a previously stated net income $65,365. The, adjusted difference of ($69,747) is due to $39,897 which was expensed for stock issued for services, and $29,850 which is attributed to additional expense that needed to be recorded to include accrued interest which was previously not recorded on to the books.

Moreover, we have included financial statements for the Six Months Ended June 30, 2005, so discussion relating to the Three Months Ended March 31, 2005 has been removed.

Re: Comment 38. We have provided the following additional detail about the financing of our planned expansion of products, distribution channels and our acquisition strategy in "Outlook for Our Business":

We intend to grow our product lines going forward primarily through the use of existing cash flow. In addition, we anticipate that we will raise additional capital through equity financing at some point in the future, and we intend to use proceeds from these additional financing rounds to expand out product lines also. We do not anticipate that significant capital resources will be required to expand our distribution channels. We believe that our existing relationships with athletes, vendors and manufacturers will be sufficient to provide opportunities to enter into new markets and add new distributors. We do however, intend to finance our acquisition strategy going forward through additional rounds of equity financing as well as through the use of our stock. If we fail to raise additional capital, our ability to implement additional businesses that are a strategic fit to our own will be negatively impacted.

Re: Comment 39. In the "Outlook for Our Business" section, we have included a discussion concerning our debt and the effect servicing it has had, and is expected to have on our results of operations and financial condition:

Prior to February 28, 2005,we were making regular monthly interest payments on our notes payable of approximately $15,700 per month, which represented a 2% monthly interest rate. These interest payments severely hampered the Company's ability to achieve profitability.

On February 28, 2005, our debt was renegotiated with all accrued interest converted to stock. The renegotiated notes payable now have a 2% annual interest rate with payments against the principal of the loan being made as our cash flow permits. As of June 30, 2005 we had outstanding notes payable of $562,250. At the current balance our outstanding notes payable represents approximately $900 per month in interest expense compared to and is not expected to have a material impact on our results of operations.

Execute Sports, Inc. Response Letter August 29, 2005

Re: Comment 40.

We have revised our discussion in "Results of Operations for the Years Ended December 31, 2004 and December 31, 2003" with the addition of:

During the year ended December 31, 2004, the Company achieved revenues of $1,384,188 compared with revenue of $726,048 for the year ended December 31, 2003. The increase in sales was the result of increased distribution, with more stores ordering more of our products. In particular we had increased sales from Bass Pro Shops, we added Furindo (a large watersports distributor in Japan) , we added stores to our independent representative sales network and experienced general increased market demand for the Company's products.

And to include the following:

For the year ended December 31, 2004 SG&A expenses were $630,216 compared with SG&A expenses of $295,991 for the year ended December 31, 2003. The $334,225 increase in SG&A expenses was the result of a general increase in administrative and selling expenses to support the Company's growth initiatives. In particular, we had an approximate increase of: $47 thousand in interest expense related to notes payable, $76 thousand in fees related to the financing of production and accounts receivable with Benefactor Funding Corp., $45 thousand in professional services, $60 thousand in marketing and advertising and $37 thousand in commissions and employee benefits.

Net loss for the year ended December 31, 2004 was $540,490 as compared with a net loss of $288,854 for the year ended December 31, 2003. The $251,636 increase in net loss was due to the $334 thousand increase in SG&A expense and $47 thousand increase in loan related interest expense offset by a $129 thousand increase in gross profit.

Inventory decreased $187 thousand to $112 thousand as of December 31, 2004 compared to $299 thousand as of December 31, 2003. The decrease was primarily the result of a physical inventory and periodic assessment that resulted in a $106 thousand write-down of inventory to the lower of cost or market with the remaining $81 thousand decrease due to improved inventory management and purchasing of product against specific purchase orders rather than for stock.

Prepaid expenses increased $81 thousand to $81 thousand as of December 31, 2004 compared to $0 as of December 31, 2003. The increase was due to the Company entering into a professional services contract on August 18, 2004 for value of $100,000 payable in 400,000 shares of common stock with $18,493 of related expense recognized in 2004. This contract is part of this registration statement and contained as Exhibit 10.3. The Company intends to leverage its common stock in the future as payment for other professional services which will result in increases to prepaid expense.

Current liabilities increased $251 thousand to $1,138 thousand as of December 31, 2004 compared to $887 thousand as of December 31, 2003 resulting in a decrease of our current ratio from 0.48 to 0.27. The increase was due to an increase of $74 thousand in trade payables, $74 thousand of accrued interest expense on notes payable, $9 thousand in payroll taxes payable, an increase in notes payable of $29 thousand and an increase of $65 thousand due to our factor. Management expects to convert the $74 thousand of accrued interest into common stock during the quarter ended March 31, 2005. The Company intends to use a portion of the funds from our initial stock offering to pay down trade payables and a portion of outstanding notes payable which, we expect, will bring our current liabilities down to approximately 2003 levels or less.

Common stock payable/subscribed increased to $169,500 as of December 31, 2004 compared to $0 as of December 31, 2003 due to the receipt of $69,500 in cash for the purchase of 278,000 shares of common stock and $100,000 in professional services in exchange for 400,000 shares of common stock. The related shares were issued on July 22, 2005.

Execute Sports, Inc. Response Letter August 29, 2005

Re: Comment 41. We have clarified our reference to manufacturers in the "Description of Business" section stating that:

The Company relies on overseas contract manufacturers to create its products.

Re: Comment 42. We have identified Sheryl Gardner as our Chief Financial Officer and Principal Accounting Officer in "Directors, Executive Officers, Promoters and Control Persons".

Re: Comment 43. Mr. Dallape was a consultant to the companies listed in his biography. See Comment 44.

Re: Comment 44.

We have clarified the employment history for the last five years for all of our listed officers and directors:

Don Dallape, 46, started in the apparel industry in 1986 after completing his education at San Diego State University. Since then, he has provided consulting services in marketing and manufacturing for leading companies such as Sony Signatures, JEM Sportswear, Walt Disney Corp., Quicksilver, O'Neil, Bear Surf and a number of other leading businesses operating in the action sports lifestyle marketplace. Mr. Dallape was employed by Direct Apparel in 1999 to 2000, and has been employed by Execute Sports (formely Padova International USA, Inc. ) since 2001.

Mr. Swender, 48, was employed by Presige Manufacturing from 1998 through 2001 and has been employed by Execute Sports (formerly Padova International USA, Inc.) since 2001.

Geno Apicella, 40, was graduated from San Francisco State University in 1983. He was the Executive Vice President of Zakk Sports from 1994 through 2001 and has been employed by Execute Sports (formerly Padova International USA, Inc.) since 2001.

Sheryl Gardner, 43, was graduated from the University of Alabama, Tuscaloosa in 1985. Sheryl brings more than two decades experience and expertise in contract and forensic accounting. Ms. Gardner was employed as a controller for Creative Perspective from 1999 through 2002 and has been employed by Execute Sports (formerly Padova International USA, Inc.) since 2002.

Todd M. Pitcher, 37, Mr. Pitcher is currently and has served as the Chairman of Superclick, Inc., a publicly traded provider of IP management solutions since 2003. He also sits on the board of directors of a number of other early stage companies including Manu Forti Group, Inc. From 2002 through 2003, Mr. Pitcher served as President of 4Dcard, Inc., a multi-media marketing company to the action sports market. From 2000 to 2002, Mr. Pitcher was a principal of InverSel, a full-service consulting firm providing business development and other related corporate services to client companies. Mr. Pitcher has several years experience in the investment banking, business consulting and equity research, serving as Director of Equity Research at Equity Securities in Golden Valley, Minnesota and several other regional investment banking firms. Mr. Pitcher has a B.A. in Philosophy from the University of California at Berkeley and has attended graduate school at the University of California at Santa Barbara and Claremont Graduate School.

Craig Washington , 42, is a licensed CPA and Real Estate Broker. Prior to founding the real estate firm where he is currently a principal, Washington Realty Group, in 2000, Mr. Washington served as an accountant at Arthur Anderson. Mr. Washington was graduated from San Francisco State University in 1984.

Execute Sports, Inc. Response Letter August 29, 2005

Re: Comment 45. We have added the following disclosure about Board Committees under "Directors, Executive Officers, Promoters, Control Persons":

Board Committees

The Board of Directors presently has no standing committees. The Board acts as a whole on all matters coming before it.

Re: Comment 46. As there are not shares of Preferred Stock issued and outstanding, we have deleted the table "Preferred Stock" under "Security Ownership of Certain Beneficial Owners and Management."

Re: Comment 47. We have made a footnote under the Executive Compensation table that states that salaries are presented on an annualized basis. In addition, we have added Sheryl Gardner to the table:

                           Summary Compensation Table

----------------------- ----------------------------------- -------------------------------------------------
                               Annual Compensation                       Long-Term Compensation
----------------------- ----------------------------------- -------------------------------------------------
                                                                     Awards           Payouts
                                                            ------------------------- ---------
   Name and      Year   Salary     Bonus     Other Annual   Restricted  Securities    LTIP       All Other
  Principal                ($)       ($)     Compensation   Stock       Underlying    Payouts   Compensation
   Position                                      ($)        Award(s)   Options/SARS
                                                               ($)          (#)
--------------- ------- ---------- -------- --------------- ---------- -------------- --------- -------------
Don Dallape -    2005   $132,000     NA           NA        $625,000        --           --          --
President and
     CEO
--------------- ------- ---------- -------- --------------- ---------- -------------- --------- -------------
                 2004      --        --           --           --           --           --          --
--------------- ------- ---------- -------- --------------- ---------- -------------- --------- -------------
                 2003      --        --           --           --           --           --          --
--------------- ------- ---------- -------- --------------- ---------- -------------- --------- -------------
    Scott        2005    $72,000     --           --        $625,000        --           --          --
 Swendener -
Vice President
--------------- ------- ---------- -------- --------------- ---------- -------------- --------- -------------
                 2004      --        --           --           --           --           --          --
--------------- ------- ---------- -------- --------------- ---------- -------------- --------- -------------
                 2003      --        --           --           --           --           --          --
--------------- ------- ---------- -------- --------------- ---------- -------------- --------- -------------
Geno Apicella   2005     $72,000     --           --        $625,000        --           --          --
    - Vice
  President,
 Watersports
--------------- ------- ---------- -------- --------------- ---------- -------------- --------- -------------
                2004       --        --           --           --           --           --          --
--------------- ------- ---------- -------- --------------- ---------- -------------- --------- -------------
                2003       --        --           --           --           --           --          --
--------------- ------- ---------- -------- --------------- ---------- -------------- --------- -------------
Sheryl Gardner  2005     $72,000     --           --        $100,000        --           --          --
--------------- ------- ---------- -------- --------------- ---------- -------------- --------- -------------
                2004       --        --           --           --           --           --          --
--------------- ------- ---------- -------- --------------- ---------- -------------- --------- -------------
                2003       --        --           --           --           --           --          --
--------------- ------- ---------- -------- --------------- ---------- -------------- --------- -------------

(1) These amounts are presented on an annualized pro rate basis since 2005 is not completed.

Re: Comment 48. We revised our summary compensation table in the "Executive Compensation" section according to the requirements of Item 402(b) of Regulation S-B. See Response above to Comment 47.

Execute Sports, Inc. Response Letter August 29, 2005

Re: Comment 49. We have inserted the following disclosure in "Description of Property":

We have an agent who represents Execute Sports, who has an office in Taipei. They represent us for manufacturing in that particular country, and act as our interpreters/representatives in the Asia. We pay that agent a fee of 5% of the Cost of Goods for their services

Re: Comment 50. Coastal Asset Management is not a registered broker dealer. They have made a few private investments and their participation in this offering is their first in any equity investment.

In addition, none of the entities, including Electronic Relationship Marketing Solutions, Inc., InterInvest LLP, New Heart Ministries, Sundar Communications Group, Inc., Crail Capital SA, Valley Financial Corp., Blue Water Capital, EGA, LLC and Faber West Construction are broker dealers. The shares have been issued for services rendered and debt reduction.

We have further revised our registration statement to disclose who has investment and voting control over the shares held by each of the entities listed above:

Shares Issued in Connection with September 9, 2004 Private Placement

      (1) John Rizzo has voting control over the shares registered in the name of Electronic Relationship Marketing Solutions, Inc.

      (2) Leonhard Kurten has voting control over the shares registered in the name of International Investment Pool.

Shares Issued in Connection with Business Related Expenses

      (1)   Ms. Gardner is an officer of the Company

      (2) Ron Arko have voting control over the shares registered in the name of New Heart Ministries.

      (3) Jason Sundar has voting control over the shares registered in the name of Sundar Communications.

      (4) Mark Moran has voting control over the shares registered in the name of Crail Capital SA

      (5) Ellis Skelton has voting control over the shares registered in the name of Valley Financial Corp.

      (6) Jan Archer has voting control over the shares registered in the name of Blue Water Capital

      (7) Justin Frere has voting control over the shares registered in the name of EGA, LLC

      (8) Mark Faber has voting control over the shares registered in the name of Faber West Construction

Re: Comment 51. We have removed the disclosure under the "Restrictions on Transfer of Securities" heading.

Re: Comment 52. We have revised the SEC's public reference room to reflect its new location, 100 F Street, N.S. Washington, D.C. 20549.

Execute Sports, Inc. Response Letter August 29, 2005

Re: Comment 53. Since we have included our most recent financial reporting period, which is the period ending June, 30, 2005, we have included that set of financials which have been reviewed by our independent public accountant, Bedinger and Company. We have removed "Unaudited" from the heading on page F-22.

Re: Comment 54. Our filing does include a consent from Traci J. Anderson, CPA on page F-2. In addition we have listed Traci J. Anderson as an expert in the "Interests of Named Counsel and Expert" section:

The financial statements of Execute Sports (formerly known as Padova International USA, Inc.) as of and for the year ended December 31, 2003 appearing in the prospectus and registration statement have been audited by Traci J. Anderson, independent accountant, to the extent and for the periods indicated in their report appearing herein, which report expresses an unqualified opinion and are included in reliance upon such report and upon authority of such Firm as experts in accounting and auditing.

Re: Comment 55. Since no stock had been issued until July 22, 2005, we had incorrectly included a weighted average share number in our financial statements. We have corrected our financial statements to show zero shares outstanding through June 30, 2005.

Re: Comment 56. Royalties and license payments are included in the Cost of Goods Sold. For the three and six months ended June 30, 2005, the Company paid $500 and $10,500 in royalties.

Re: Comment 57. Sales are recorded as a debit to accounts receivable (AR) and a credit to revenue. When the factor purchases a receivable, Cash and Due to Factor are credited for the transferred accounts. Currently, the AR is presented at full value (i.e., including accounts transferred) with the value of the accounts transferred recorded as a current liability.

Based on FAS 140 Paragraph 113 and Paragraph 9, it appears that we are correct to show AR at gross with the amount of accounts factored displayed as a current liability.

We have added the following footnote to out financial statements:

In May 2004, The Company entered into a factoring agreement with Benefactor Funding Corp. ("Factor"). The Factor purchases certain customer accounts receivable on a recourse basis. The Factor initially advances 80% of the amount of the invoice with the remainder, less fees, paid to the company once the customer pays the invoice. The Company performs substantially all collection efforts and is allowed to repurchase receivables under certain circumstances. The interest rate charged to the Company varies depending on the age of the receivable upon customer payment. The factoring agreement is collateralized by substantially all Company assets.

The Company is reporting the factoring agreement as a secured borrowing in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".


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Execute Sports, Inc. Response Letter August 29, 2005

Re: Comment 58. In a transfer of receivables with recourse, the transferor provides the transferee with full or limited recourse. The transferor is obligated under the terms of the recourse provision to make payments to the transferee or to repurchase receivables sold under certain circumstances, typically for defaults up to a specified percentage. The effect of a recourse provision on the application of paragraph 9 may vary by jurisdiction. In some jurisdictions, transfers with full recourse may not place transferred assets beyond the reach of the transferor and its creditors, but transfers with limited recourse may. A transfer of receivables with recourse shall be accounted for as a sale, with the proceeds of the sale reduced by the fair value of the recourse obligation, if the criteria in paragraph 9 are met. Otherwise, a transfer of receivables with recourse shall be accounted for as a secured borrowing.

We have expanded our discussion related to our accounts receivable within the Organization and Summary of Significant Accounting Policies contained in the notes to our financial statements as of December 31, 2004 and June 30, 2005.

Re: Comment 59. Regarding your following questions (in italics) about our relationships with our distributors:

      o Do you consider the products sold when they are shipped to the distributor? Our products are considered sold upon shipment (this is disclosed in the footnotes).

      o What return rights do the distributors have with you? With respect to product warranty, our motocross products are sold under warranty against defects in material and workmanship for a period of 30 days. All watersports products are sold with a 90 day warranty against defects in material and workmanship and possess a built-in 1% defective allowance deducted from each invoice upon payment from the customer.

      o If a product is returned to the distributors by their customers, who is responsible for providing a refund? The distributor.

      o Are there any minimum supply of purchase agreements with the distributors? No, we currently do not have any minimum supply of purchase agreements in place with any of our distributors.

Re: Comment 60. We have never set an allowance for defective merchandise. We have a strict quality control program in effect to mitigate such occurrences. The watersports division has a built-in 1% allowance at the invoice level which is based on industry standard. The Motorcycle graphics are aftermarket stickers which don't normally make it past QC with wholesale defects. While we have had limited operating history as an individual company, several individuals have been in the industry for many years and base this information from past experience and knowledge. We do not maintain a warranty allowance account due to the fact that returns have been immaterial in the past.

See also "Critical accounting policies":

Execute Sports, Inc. Response Letter August 29, 2005

Product Warranty

The Company's Motocross Graphic and Seatcover replacement kits are sold under warranty against defects in material and workmanship for a period of thirty days with the exception of Watersports products which carry a ninety day warranty. Warranty costs are charged against sales in the period products are sold as a reduction in the selling price. Historically, warranty costs have been less than 1% of sales. In estimating its warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies, the historical frequency of claims, and the cost to replace or repair the product. If the actual amount of warranty claims significantly exceeds the estimated expense, the Company's costs of goods sold and gross profit and resulting net income or loss would be significantly adversely affected.

Re: Comment 61. Each of the three Company founders was awarded 2,500,000 shares of common stock at no cost to them. Upon formation of the Company, they failed to issue themselves stock at the then current value, which presumably would have been par, or $0.001 per share. The value of their services to the company and due to their founders status, management and the Board agreed that adequate compensation was approximately $625,000 each. Due to the fact that the shares were never issued and that this Form SB-2/A process was underway and would result in a public offering within a short period of time we could not justify issuing stock at par value. Therefore, management decided to issue founders shares at the same price all current investors have paid. We expensed the transaction in April 2005 as this was the date the actual # of shares to be issued was decided resulting in $1,875,000 in stock compensation expense. The date of share issuance was July 22, 2005.

On Note J, paragraph 7 of the financial statements for the period ended June 30, 2005 we note that:

In April 2005 the Company agreed to issue 8,500,000 shares of its common stock to its founding members and key employees for value received of $2,125,000, or $0.25 per share. The company also agreed to issue 3,060,000 shares of its common stock in consideration for professional and consulting services to be rendered valued at $765,000, or $0.25 per share and included in prepaid expenses. The amounts related to these payables are accounted for in the equity section of the balance sheet as Common Stock Payable.

On August 8, 2005 we issued 2,500,000 shares of the Company's restricted common stock to Don Dallape in accordance with Mr. Dallape's employment agreement, and 37,114 shares of the company's restricted common stock to Mr. Dallape in payment for debt.

On August 8, 2005 we issued 2,500,000 shares of the Company's restricted common stock to Scott Swendener in accordance with Mr. Swendener's employment agreement, and 37,114 shares of the company's restricted common stock to Mr. Swendener in payment for debt.


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Execute Sports, Inc. Response Letter August 29, 2005

On August 8, 2005 we issued 2,500,000 shares of the Company's restricted common stock to Geno Apicella in accordance with Mr. Apicella's employment agreement.

On August 8, 2005 we issued 400,000 shares of the Company's restricted common stock to Sheryl Gardner, in accorandance with Ms. Gardner's employment agreement. Pursuant to Ms. Gardner's agreement with the Company, 200,000 shares of this stock shall be registered in this offering.

Re: Comment 62. The events which are referred to in Comment 62 are no longer considered "subsequent events" in the financial statements for the period ended June 30, 2005 enclosed in the current registration statement as the Crail Capital consulting agreement was executed on April 2, 2005 and the Sundar Communications consulting agreement which was executed on May 1, 2005.

For additional information and disclosure regarding the Crail Capital and the Sundar Communications consulting agreements, see our response to Comment 12, Items (a) and (b).

Re: Comment 63.

The total number of shares that we have granted for professional services is 3,810,000. Subsequent to the year ended, December 31, 2004, we have issued 3,810,000 shares of common stock. 400,000 shares were granted but unissued in August 2004 to Comprehensive Communications pursuant to a Professional Services agreement. We have updated the Subsequent Events disclosure (Note K) for the restated financial statements for the year ended December 31, 2004 to note that:

As of February 28, 2005, all of the notes payable outstanding at December 31, 2004, totaling $614,800, were cancelled and a new note payable was issued accruing interest at 2% per annum until February 28, 2006. At that time, the remaining outstanding principal balance and all interest accrued but unpaid can be paid in the Company's common stock at a conversion price of $0.25 per share for every dollar of interest owed to the note holder. All interest accrued but unpaid as of February 28, 2005 was converted to the Company's common stock at the conversion price of $0.25 per share for every dollar of interest owed to the note holder representing an addition to stockholders' equity of approximately $104,232. In addition through February 28, 2005, approximately $150,000 worth of common shares were subscribed.

Our Subsequent Event Disclosure (Note M) for the most recent financial period ended June 30, 2005 included in this first amendment to Form SB-2 notes that:

On July 1, 2005, the Company made a strategic loan (see NOTE E) for $76,940.

From July 22, 2005 through August 8, 2005, Company issued 15,644,928 shares of common stock related to the September, 2004 private placement (2,918,000), founder's shares (8,500,000), accrued interest conversion (416,928) and service providers (3,810,000) as described in Note J hereto.

For additional information about stock issuances, please reference Note J ("Stockholder's Equity"). For further clarification regarding shares issued for professional fees and consulting services and how they correlate with the agreements included as Exhibits, please refer to our response to Comment 12 above and the table below:


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Execute Sports, Inc. Response Letter August 29, 2005

Comprehensive Comm.                     400,000         Not being
                                                        registered in this
(Exhibit 10.3)                                          SB-2/A
Sundar Comm. Group.
(Exhibit 10.1)                          700,000              700,000
Crail Capital SA (Exhibit
10.2)                                   700,000              700,000
Valley Financial Corp.
(Exhibit 10.4)                          750,000              750,000
Blue Water Capital
(Exhibit 10.5)                          750,000              750,000
Corrigan (Exhibit 10.7)                 100,000               30,000
EGA, LLC (Exhibit 10.6)                 250,000              250,000
Faber West Construction
(Exhibit 10.19)                         120,000              120,000
Chris Martin (Exhibit
10.20)                                   40,000               40,000
                                      3,810,000            3,340,000

Subsequent to the year ended December 31, 2004, the Company has issued 3,410,000 shares for professional services.

On January 2, 2005, the Company entered into a Legal Services Agreement with Michael L. Corrigan resulting in the grant of 100,000 shares of the Company's common stock to Mr. Corrigan. The shares were issued to Mr. Corrigan on July 22, 2005.

On March 1, 2005, the Company entered into a Consulting agreement with EGA LLC resulting in the grant of 250,000 shares of the Company's common stock to EGA. The shares were issued to EGA LLC on July 22, 2005.

On April 2, 2005, the Company entered into a Consulting agreement with Crail Capital SA resulting in the grant of 700,000 shares of the Company's common stock to Crail Capital. The shares were issued to Crail Capital SA on July 22, 2005.

On July 5, 2005, the Company entered into a Consulting agreement with Faber West Construction resulting in the grant of 120,000 shares of the Company's common stock to Faber West Construction. The shares were issued on July 22, 2005.

On July 5, 2005, the Company entered into Professional Services agreement with Chris Martin resulting in the grant of 40,000 shares of the Company's Common stock to Mr. Martin. The shares were issued on July 22, 2005.

On May 1, 2005, the Company entered into an Investor Relations agreement with Sundar Communications Group, Inc. resulting in the grant of 700,000 shares of the Company's common stock to Sundar Communications. The shares were issued on July 22, 2005.

On May 30, 2005, the Company entered into a Professional Services agreement with Valley Financial Holding Corp to provide the Company with certain professional services, resulting in the grant of 750,000 shares of the Company's common stock to Valley Financial. The shares were issued on July 22, 2005.


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Execute Sports, Inc. Response Letter August 29, 2005

On June 10, 2005, the Company entered into a Consulting agreement with Blue Water Capital Group to provide the Company with certain professional services, resulting in the grant of 750,000 shares of the Company's common stock to Blue Water Capital.

Re: Comment 64. We have revised our discussion in our MD&A to state that:

In the past we have issued shares to consultants and professional services providers as a means of paying certain professional service fees and consulting agreements. We plan to continue to use our stock in the future as a means of paying for these kind of services, and believe that doing so will enable us to retain a greater percentage of our operating capital to pay for operations, product development and purchase of additional inventory.

In addition, we have added the following Risk Factor disclosure:

We plan to continue to pay for consulting and professional services fees with our stock and this would be dilutive to investors.

In the past we have issued shares to consultants and professional services providers as a means of paying certain professional service fees and consulting agreements. We plan to continue to use our stock in the future as a means of paying for these kind of services, and believe that doing so will enable us to retain a greater percentage of our operating capital to pay for operations, product development and purchase of additional inventory.

Price and volume fluctuations in our stock might negatively impact our ability to effectively use our stock to pay for services, or it could cause us to offer stock as compensation for services on terms that are not favorable to the Company and its shareholders. If we did resort to granting stock in lieu of cash for consulting and professional services fees under unfavorable circumstances, it would result in increased dilution to investors.

Re: Comment 65. We have included Exhibit A to the Crail Capital Consulting Agreement filed as Exhibit 10.2. The fees paid under this Agreement were paid in 700,000 shares of the Company's stock in lieu of cash (see Response 12 above):

                                   Exhibit A
                Compensation for Services and Registration Rights

The Consultant is obligated to render certain consulting and advisory services to the Company for a period of nineteen months commencing April 2, 2005. In consideration of Consultant's agreement to render consulting services to the Company including but not limited to providing Company with introductions for mergers and acquisitions, strategic partnerships and due diligence services, the Company shall pay to Consultant $175,000, or $9,210 per month payable in shares of the Company's common stock with "piggy-back" registration rights (the "Shares") which carry the terms defined below.

1. Piggyback Registration Rights. For the purposes of this Section 1 references to Consultant or shares held by Consultant shall mean and refer to the Shares as defined above.

      i. Inclusion in Registration Statement. If, at any time during the Term, as defined in Section 5 below, Company intends to file a registration statement with the Securities and Exchange Commission (other than registrations filed on Form S-8 or on Form S-4, or any similar or successor forms then in effect under the 1933 Act) (collectively referred to as a "Registration Statement") to register any of its securities pursuant to the 1933 Act, whether or not for its own account (the "Registration"), then Company shall provide written notice to Consultant of its intention to do so. (Consultant's rights under this Section 2 are hereinafter referred to as "Piggyback Registration Rights.") Upon the request of Consultant, made within ten (10) days of receipt of such notice, and subject to the provisions set forth herein, Company shall include such Consultant Shares in the Registration Statement as requested from Consultant. Company shall keep such Registration Statement effective for a minimum of sixty (60) days and shall comply with all federal and state laws or regulations necessary for Company to effect a sale or disposition during such period.


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Execute Sports, Inc. Response Letter August 29, 2005

      ii. Information and Documents. In the event Company shall be required by the provisions of this Section 1.ii to effect the registration of the Consultant Shares, Consultant shall timely furnish, in writing, such information as is requested by Company or the Underwriter or their representatives, including their legal counsel and accountants, for inclusion in the Registration Statement relating to such Public Offering and such other information and documentation as Company shall reasonably request. In addition, Consultant shall execute and deliver such agreements, certifications and other documents, including, without limitation, selling shareholder instructions, powers-of-attorney, and custody agreements, as Company or Underwriter may reasonably request. Company's obligation to register the Consultant Shares shall be subject to the fulfilment of the duty of Consultant to cooperate fully with Company and the Underwriter and their representatives in the preparation of the Registration Statement covering the Consultant Shares and to otherwise not be in default of any provisions of this Supplemental Agreement or the Agreement.

      iii. Expenses All expenses incurred in connection with any Registration under this Section 1, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses, and expenses of any audits incident to or required by any such registration are herein called "Registration Expenses." All underwriting discounts and selling commissions applicable to any offer and sale of securities herein are called "Selling Expenses." Company will pay all Registration Expenses attributable to the Consultant Shares in connection with any Registration pursuant to this Section 1. All Selling Expenses in connection with any registration pursuant to this Section 1 shall be borne by Company and Consultant, pro rata as the shares registered thereby being sold or registered by each of them bears to the total number of shares being registered. Consultant shall bear the fees and costs of its own counsel. Notwithstanding the foregoing provisions of this
            Section 1, Consultant shall pay for all Registration and Selling Expenses which applicable state securities or other regulatory agencies (whether governmental or otherwise) require to be paid by persons selling shares in the Public Offering as a condition to qualification or registration of the securities being sold or registered.

      iv. Prospectus Delivery. Consultant shall comply with the prospectus delivery requirements of applicable federal or state securities laws in connection with any registration. If any prospectus becomes outdated, inaccurate, or misleading, Consultant shall cease using all such prospectuses upon notice thereof from Company and shall return all copies of such prospectuses under Consultant's control to Company.

      v. No Registration Required. Company shall not be required to effect a registration under this Section 1 if Consultant would otherwise be able to sell, in its entirety on the day following the receipt by Consultant of the Notice under Section 1, without registration, the number of shares sought to be registered at the time of the registration, pursuant to Rule 144 promulgated by the Securities and Exchange Commission as then in effect or pursuant to any other exemption from the registration provisions of the 1933 Act then available to Consultant (collectively referred to as "Rule 144"), so long as the purchaser thereof shall acquire shares that are not subject to any restriction on resale as may otherwise be imposed pursuant to Rule 144.

Execute Sports, Inc. Response Letter August 29, 2005

Re: Comment 66. The 400,000 shares issued to Comprehensive Communications were issued in August 8, 2005. The reason that the shares were issued at a later point than when the agreement was signed (August, 2004) because we had not yet established our account with our Transfer Agent and we were still determining the cap structure of the Form SB-2 offering. We did not open up our account with First American Stock Transfer until July, 2005 and it was at that point that all of the shares referred to in this registration were officially sent to the shareholders.

Re: Comment 67. We have included the date, "May 30, 2005" in which the Consulting Agreement with Valley Financial was entered into in the Agreement,
Exhibit 10.4. The engagement fee of $187,500 was paid for in stock on July 22, 2005. The reason that the shares were issued at a later point than when the agreement was signed was because we had not yet established our account with our Transfer Agent and we were still determining the cap structure of the Form SB-2 offering. We did not open up our account with First American Stock Transfer until July, 2005 and it was at that point that all of the shares referred to in this registration were officially sent to the shareholders.

Re: Comment 68. There was a formatting error on the paperwork submitted for
Exhibit 10.5, the Consulting Agreement between Execute and Blue Water Capital, which has been corrected. On several of the documents, we had re-typed the documents as our document scanner was unavailable. The Consulting Agreement referred to herein is between Execute and Blue Water Capital ("BWC"). The fee of $187,500 was paid for in stock on July 22, 2005. The reason that the shares were issued at a later point than when the agreement was signed was because we had not yet established our account with our Transfer Agent and we were still determining the cap structure of the Form SB-2 offering. We did not open up our account with First American Stock Transfer until July, 2005 and it was at that point that all of the shares referred to in this registration were officially sent to the shareholders.

Re: Comment 69. The 250,000 shares were issued to EGA on August 8, 2005. The reason we these shares did not appear in the Statement of Stockholder's equity is addressed above in Response to Comment 12 on Item F.

Re: Comment 70. We have included the Schedules to the Yamaha licensing agreement in Exhibit 10.14.

Re: Comment 71. We have included the most recent consent form from Bedinger & Company which has been updated in Exhibit 23.1:


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Execute Sports, Inc. Response Letter August 29, 2005

                               BEDINGER & COMPANY
--------------------------------------------------------------------------------
                           CERTIFIED PUBLIC ACCOUNTANT

Bedinger & Company
1200 Concord Avenue, Suite 250
Concord, California 94520

August 3, 2005

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to use in this Form SB-2 of our report dated February 2, 2005, relating to the financial statements of Padova (dba Execute Sports) for the years ended December 31, 2004 (Restated).

                                       /s/ Bedinger & Company
                                       Certified Public Accountants

               1200 CONCORD AVENUE, SUITE 250. CONCORD, CA 94520
                      o (925) 603-0800 o (925) 603-0804 FAX
       MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS,
                   THE CENTER FOR PUBLIC COMPANY AUDIT FIRMS.
           AND THE CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
         REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD.


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Execute Sports, Inc. Response Letter August 29, 2005

Re: Comment 72. The 10,090,778 number is a typographical error. The number of shares being registered in the Form SB-2 is 10,250,778. Of the 10,250,778, up to 3,571,428 new distribution shares (offered at $.35) are being sold in the Form SB-2 (if maximum subscription) and 2,142,857 new distribution shares (offered at $.35) are being sold in the Form SB-2 (if minimum subscription). Assuming that the maximum subscription is achieved, then those 3,571,418 shares in addition to the 6,679,350 shares (of the15,644,928 shares that are outstanding in total from both the September 2004 private placement and shares issued to founders, employees etc.) are being registered. In total 10,250,778 of the shares are being registered:

      o 2,918,000 shares that were purchased in Sept 04 private placement are being registered;

      o 250,000 shares (of the 8,500,000 issued to key employees and founders) are being registered;

      o 171,350 shares (of the 416,928 issued for debt conversion) are being registered; and

      o 3,340,000 shares (of the 3,810,000 issued for professional services) are being registered; so in total then

      o 6,679,350 shares (of the 15,644,928 total outstanding) are being registered

In addition, we are offering up to 3,571,428 shares at $.35 in the Form SB-2 (new distribution shares).

So at the end of the offering, if the maximum subscription is achieved, there will be a total of 19,216,356 shares out and 10,250,778 shares registered.

The opinion contained in Exhibit 5.1 has been corrected.


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Execute Sports, Inc. Response Letter August 29, 2005